Nevsun Resources Ltd. Consolidated Financial Statements Years ended December 31, 2013 and 2012 (Expressed in United States dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These statements include amounts that are based on management’s best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Management is also responsible for ensuring that financial information used elsewhere in annual filings is consistent with that in the financial statements.

The Company maintains a system of internal control in order to provide management with reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility through the Audit Committee.  The Audit Committee consists of three directors all of whom are independent.  This Committee meets periodically with management, as well as the external auditors, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and annual consolidated financial statements and submit them to the Board of Directors; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; recommend the appointment of external auditors; and approve the scope of the internal and external auditors' audit and non-audit work.

The Company’s auditors, KPMG LLP, Registered Public Accountants, appointed by the shareholders, conduct an examination in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) to allow them to express their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their reports are included herein.

“Cliff T. Davis”

Cliff T. Davis
Chief Executive Officer

“Tom Whelan”

Tom Whelan
Chief Financial Officer

March 11, 2014

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nevsun Resources Ltd. We have audited the accompanying consolidated financial statements of Nevsun Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP

Nevsun Resources Ltd. Page 2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Nevsun Resources Ltd. as at December 31, 2013 and December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

//s//  KPMG LLP

Chartered Accountants

March 11, 2014
Vancouver, Canada

NEVSUN RESOURCES LTD. Consolidated Balance Sheets (Expressed in thousands of United States dollars)

	Note	December 31, 2013	December 31, 2012

Assets

Current assets
Cash and cash equivalents	7	$302,724	$396,404
Accounts receivable and prepaids	8	57,180	27,870
Inventories	9	61,024	45,864
Due from non-controlling interest	10	46,691	-
		467,619	470,138
Non-current assets
Due from non-controlling interest	10	36,503	63,130
Loan receivable	11	2,573	-
Long-term inventories	9	6,841	-
Mineral properties, plant and equipment	12	357,324	340,428
		403,241	403,558
Total assets		$870,860	$873,696

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	13	$30,787	$18,130
Dividends payable	14	13,943	9,949
Income taxes payable		3,832	43,615
		48,562	71,694

Non-current liabilities
Deferred income taxes	15	30,188	20,704
Provision for mine closure and reclamation	16	23,614	18,013
		53,802	38,717
Total liabilities		102,364	110,411

Equity
Share capital	17	405,979	404,960
Share-based payments reserve		14,843	13,145
Retained earnings		187,795	201,698
Equity attributable to Nevsun shareholders		608,617	619,803

Non-controlling interest	10	159,879	143,482
Total equity		768,496	763,285
Total liabilities and equity		$870,860	$873,696

Commitments and contingencies (notes 23, 29)
The accompanying notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board:

“Robert J. Gayton”	Director	“R. Stuart Angus”	Director
Robert J. Gayton		R. Stuart Angus

NEVSUN RESOURCES LTD. Consolidated Statements of Comprehensive Income (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2013 and 2012

	Note	2013	2012

Revenues	18	$155,698	$566,039
Cost of sales
Operating expenses	19	(62,848)	(103,432)
Royalties		(8,070)	(27,898)
Depreciation and depletion	12	(13,385)	(29,035)
Operating income		71,395	405,674

Administrative expenses	20	(14,537)	(8,261)
Finance income	21	3,464	3,956
Finance costs	22	(882)	(624)
Income before taxes		59,440	400,745

Income taxes	15	(30,186)	(154,049)
Net income and comprehensive income		$29,254	$246,696

Net income and comprehensive income attributable to:
Nevsun shareholders		$12,857	$145,262
Non-controlling interest		16,397	101,434
		$29,254	$246,696

Earnings per share attributable to Nevsun shareholders:	17
Basic		$0.06	$0.73
Diluted		$0.06	$0.72

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) Years ended December 31, 2013 and 2012

	Note	2013	2012
Cash provided by (used in)
Operating
Net income		$29,254	$246,696
Items not involving the use of cash
Provision for inventory obsolescence		2,808	-
Accretion on reclamation liability	16, 22	882	612
Depreciation and depletion		13,436	29,045
Income taxes		30,186	154,049
Share-based payments and stock appreciation rights	17	3,187	996
Interest income on due from non-controlling interest	10	(3,314)	(3,677)
Reduction of finance lease obligation		(329)	-
Gain on disposal of plant and equipment		(36)	-

		76,074	427,721
Changes in non-cash operating capital
Accounts receivable and prepaids		12,617	(7,381)
Inventories		(25,459)	(12,999)
Accounts payable and accrued liabilities		12,842	(3,940)
Income taxes paid	15	(60,484)	(209,586)

Net cash provided by operating activities		15,590	193,815
Investing
Loan to non-controlling interest		(16,750)	-
Loan to supplier		(7,000)	-
Expenditures on mineral properties, plant and equipment		(117,741)	(75,201)
Pre-commercial production copper sales receipts		71,255	-
Expenditures on exploration and evaluation		(15,720)	(11,263)
Proceeds on disposal of equipment		98	-
Changes in non-cash working capital related to investing activities		-	(1,627)

Net cash used in investing activities		(85,858)	(88,091)
Financing
Dividends paid to Nevsun shareholders	14	(23,880)	(19,989)
Distribution to non-controlling interest	10	-	(68,000)
Receipt of purchase price settlement from non-controlling interest	10	-	34,223
Interest received on due from non-controlling interest	10	-	1,773
Issuance of common shares, net of issue costs	17	468	1,363
Repurchase and cancellation of common shares	17	-	(6,272)

Net cash used in financing activities		(23,412)	(56,902)
Increase (decrease) in cash and cash equivalents		(93,680)	48,822
Cash and cash equivalents, beginning of year		396,404	347,582
Cash and cash equivalents, end of year		$302,724	$396,404
Non-cash investing and financing transactions
Dividends declared, paid after year end		$13,943	$9,949
Reclassification of share-based payments reserve to share capital upon exercise of options		551	382
Change in accounts receivable related to pre-commercial production copper sales		41,661	-
Closure and reclamation increase in mineral properties, plant and equipment		4,719	4,168
Capital assets under finance lease		4,659	-
Depreciation recorded in inventory		$3,040	$1,526

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of United States dollars) Years ended December 31, 2013 and 2012

	Number of shares (note 17)	Share capital (note 17)	Share-based payments reserve	Retained earnings (deficit)	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2011	200,254,715	$409,305	$11,736	$76,383	$497,424	$110,048	$607,472
Exercise of stock options	460,700	1,545	-	-	1,545	-	1,545
Transfer to share capital on exercise of options	-	382	(382)	-	-	-	-
Repurchase and cancellation of shares	(1,732,600)	(6,272)	-	-	(6,272)	-	(6,272)
Share-based payments	-	-	1,791	-	1,791	-	1,791
Income for the year	-	-	-	145,262	145,262	101,434	246,696
Dividends declared (note 14)	-	-	-	(19,947)	(19,947)	-	(19,947)
Distribution to non-controlling interest (note 10)	-	-	-	-	-	(68,000)	(68,000)
December 31, 2012	198,982,815	$404,960	$13,145	$201,698	$619,803	$143,482	$763,285
Exercise of stock options	325,000	468	-	-	468	-	468
Transfer to share capital on exercise of options	-	551	(24)	-	527	-	527
Transfer on forfeiture of vested options	-	-	(1,113)	1,113	-	-	-
Return to treasury of fractional shares	(13)	-	-	-	-	-	-
Share-based payments	-	-	2,835	-	2,835	-	2,835
Income for the year	-	-	-	12,857	12,857	16,397	29,254
Dividends declared (note 14)	-	-	-	(27,873)	(27,873)	-	(27,873)
December 31, 2013	199,307,802	$405,979	$14,843	$187,795	$608,617	$159,879	$768,496

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

1.	Nature of business

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa. The Company’s principal operation is the Bisha Mine, held via the Eritrean registered corporation, Bisha Mining Share Company (BMSC or the Bisha Mine), in which Nevsun has a 60% interest.

Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013 and achieved commercial production for accounting purposes on December 1, 2013.

Nevsun is a public company which is listed on the Toronto Stock Exchange and the NYSE MKT LLC. Nevsun is incorporated in Canada and maintains its head office and registered office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties, plant and equipment are dependent upon continuing profitable production or proceeds from the disposition of its mineral property interests. Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation. While the Company actively tries to manage these risks, certain of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.	Basis of preparation

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(b)	Approval of the financial statements

The consolidated financial statements of Nevsun for the year ended December 31, 2013 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 11, 2014.

3.	Summary of significant accounting policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

(a)	Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except that liabilities for cash settled share-based payment arrangements are measured at fair value. In addition these consolidated financial statements have been prepared using the accrual basis of accounting.

(b)	Currency translation

The functional and reporting currency of the Company and all its subsidiaries is the United States dollar. Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the transaction. Foreign currency translation differences are recognized in profit or loss.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

3.	Summary of significant accounting policies (continued)

(c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All intercompany transactions and balances are eliminated on consolidation. For partially owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest. Adjustments to non-controlling interests are accounted for as transactions with owners and adjustments that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

Significant subsidiaries of Nevsun Resources Ltd. are as follows:

			Nevsun’s effective interest
Name	Country of incorporation	Principal activity	(%)

Nevsun (Barbados) Holdings Ltd.	Barbados	Holding company	100
Nevsun Africa (Barbados) Ltd.	Barbados	Holding company	100
Nevsun Resources (Eritrea) Ltd.	Barbados	Holding company	100
Bisha Mining Share Company	Eritrea	Mining	60

(d)	Revenue recognition

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable. Revenue is recognized when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists, indicating there has been a transfer of risks and rewards of ownership to the customer, no further work or processing is required by the Company, the quantity and quality of the goods has been determined with reasonable accuracy, the price can be measured reliably, and collectability is probable In most cases for copper sales, the sales price is determined on a provisional basis at the date of sale; adjustments to the sales price subsequently occurs based on movements in quoted forward or contractual prices up to the date of final pricing. The period between provisional invoicing and final pricing is typically between 60 and 120 days. Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable. As a result, the value of the copper concentrate sales and receivables changes as the underlying commodity market price varies and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the receivable is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to revenue. The fair value of copper concentrate sales receivables have been adjusted as of December 31, 2013.

(e)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method. The weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes all in-the-money stock options and stock appreciation rights are exercised at the beginning of the year and that the proceeds to be received on their exercise are used to repurchase common shares at the average market price during the year.

(f)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit with banks and highly liquid short-term investments having maturities at the date of purchase of 90 days or less.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

3.	Summary of significant accounting policies (continued)

(g)	Inventories

Inventories are valued at the lower of cost and net realizable value, on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and supplies is purchase price and freight, and for partly processed and finished goods is the cost of production. For this purpose, the costs of production include:

(i)	fuel, power, labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;

(ii)	the depreciation of mineral properties and plant and equipment used in the extraction and processing of ore; and

(iii)	production overheads.

Work-in-progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. Quantities are assessed primarily through surveys and assays.

(h)	Mineral properties, plant and equipment

(i)	Exploration and evaluation

Once the legal rights to explore an area have been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation, and are included within mineral properties, plant and equipment. Costs incurred prior to the Company obtaining the legal rights are expensed. Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential. Obligations for removal and restoration as a result of undertaking the exploration and evaluation are capitalized. Management reviews the carrying value of capitalized exploration costs at least annually. The review is based on the Company’s intentions for further exploration and development of the undeveloped property. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

(ii)	Development

When economically viable reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within properties, plant and equipment. Costs associated with the commissioning of new assets incurred in the year before they are operating in the way intended by management, are capitalized. Development expenditure is net of the proceeds of the sale of metals from ore extracted during the development phase. Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and are included within mineral properties, plant and equipment.

When developed or constructed assets are operating in the way intended by management, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

3.	Summary of significant accounting policies (continued)

(h)	Mineral properties, plant and equipment (continued)

(iii)	Plant and equipment

Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items, i.e. major components, of plant and equipment.

The cost of major overhauls of parts of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the routine servicing of plant and equipment are recognized in profit or loss as incurred.

(iv)	Depreciation

Mineral properties, plant and equipment associated with mining operations are depreciated over the estimated useful lives of the assets, either on a units-of-production basis or declining balance basis at rates of 20% to 30% per annum, as appropriate. All other equipment is depreciated over the estimated useful life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate. Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

(v)	Stripping costs in the production phase

Where production stripping activity does not result in inventory produced, but does provide improved access to the ore body, the costs are deferred when the stripping activity meets the following criteria: (1) it is probable the Company will be the future beneficiary of the stripping activity; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. Deferred stripping costs are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(i)	Impairment of non-financial assets

Non-financial assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

3.	Summary of significant accounting policies (continued)

(i)	Impairment of non-financial assets (continued)

In calculating recoverable amount, the Company uses discounted cash flow techniques to determine value in use when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs and the discount rate used. Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(j)	Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101Standards for Disclosure of Mineral Projects(NI 43-101). Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

(k)	Provision for mine closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for mine closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgments and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in mine closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

3.	Summary of significant accounting policies (continued)

(l)	Financial instruments

(i)	Financial assets

The Company initially recognizes loans and receivables on the date that they originate. All other financial assets are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. The Company classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables, and loan to supplier. Included in trade receivables are provisionally priced receivables measured at fair value with changes recognized in profit or loss.

Available-for-sale financial assets Available-for-sale (AFS) financial assets are non-derivative financial assets that are either designated as available-for-sale or not classified in any of the other financial asset categories. AFS financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequently, they are measured at fair value. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income and classified as a component of equity.

Management assesses the carrying value of AFS financial assets at least annually and any impairment charges are recognized in profit or loss. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit and loss.

(ii)	Financial liabilities

The Company classifies all of its financial liabilities as other financial liabilities. Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable, other payables, liability associated with stock appreciation rights (SARs), restricted share units (RSUs) and performance share units (PSUs), and loans.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

3.	Summary of significant accounting policies (continued)

(m)	Lease arrangements

Leases that transfer substantially all of the benefits and risks incidental to the ownership of property to the Company are accounted for as finance leases. Assets under finance lease are originally capitalized at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the finance lease obligation and finance charge. The plant and equipment acquired under finance lease is depreciated over the shorter of the asset’s useful life and the lease term. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Where a lease is prepaid, the obligation is offset against the prepayment.

The Company enters into arrangements that are in substance leasing arrangements and are accounted for in accordance with this policy.

(n)	Share capital

Common shares are classified as equity. The Company records proceeds from share issuances net of issue costs and any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Common shares issued for consideration other than cash are valued based on their market value on the date of issuance.

(o)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. The Company uses the balance sheet method of accounting for deferred income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carried forward, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expenses in the year that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

3.	Summary of significant accounting policies (continued)

(p)	Share-based payments

The Company has a stock option plan that is described in note 17(c). Share-based payments to employees are measured at the grant date fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the grant date fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to retained earnings.

(q)	Stock appreciation rights

SARs allow the holder to receive cash or common shares of the Company in the amount of the underlying value of the associated stock option. When the holder has the option of settling in cash or shares, the fair value of the SAR is recorded as a liability with no value assigned to an equity component. Changes to the fair value of the liability are recognized in profit or loss.

Where the holder elects to take common shares instead of cash, the value of the related liability is transferred directly to retained earnings; where the holder elects to settle SARs in cash instead of common shares, the value of the related liability is extinguished when the cash is paid.

(r)	Restricted and Performance Share Units

RSUs and PSUs allow the holder to receive cash in the amount of the underlying value of the Company’s share price, adjusted for market conditions when applicable. The RSUs and PSUs are recorded at the fair value of the debt component, with changes in the fair value of the liability recognized in profit or loss. The liability is extinguished when the units vest and cash is paid to the holder or when the units otherwise expire.

4.	Changes in accounting standards

The following changes in accounting standards were adopted by the Company on January 1, 2013:

(a)	Consolidation

In May 2011, the IASB issued IFRS 10 –Consolidated Financial Statements(IFRS 10), which supersedes SIC 12 –Consolidation – Special Purpose Entitiesand the requirements relating to consolidated financial statements in IAS 27 –Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 –Disclosure of Interests in Other Entities(IFRS 12), which combines and enhances the disclosure requirements for subsidiaries and associates. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. IFRS 12 is also effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The adoption of IFRS 10 and IFRS 12 has not had a significant impact on the Company’s consolidated financial statements.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

4.	Changes in accounting standards (continued)

(b)	Fair value measurement

In May 2011, the IASB issued IFRS 13 -Fair Value Measurement(IFRS 13) as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

The adoption of IFRS 13 has not had a significant impact on the Company’s consolidated financial statements.

Accounting standards issued by the IASB but not yet effective:

(a)	IFRS 9 Financial instruments

The IASB intends to replace IAS 39 –Financial Instruments: Recognition and Measurement(IAS 39) in its entirety with IFRS 9 –Financial Instruments(IFRS 9) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss, financial guarantees and certain other exceptions. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in the entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI, without having to adopt the remainder of IFRS 9. In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015, but rather be left open pending the finalization of the impairment and classification of measurement requirements.

The Company is evaluating the impact the final standard is expected to have on its consolidated financial statements.

(b)	IFRIC 21 Levies

In May 2013, the IASB issued IFRIC 21 –Levies(IFRIC 21), which sets out the accounting treatment for an obligation to pay a levy that is not an income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when it should a liability be recognized. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

The Company does not anticipate the application of IFRIC 21 to have a significant impact on its consolidated financial statements.

5.	Significant accounting estimates and judgements

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

5.	Significant accounting estimates and judgements (continued)

(a)	Commercial production

Costs incurred to construct and develop mineral properties, plant and equipment are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Net proceeds from mineral sales realized during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached. The results of operations of the Company during the years presented in these audited consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management with regards to copper production on December 1, 2013.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

6.	Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment of mineral properties, plant and equipment

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral properties, plant and equipment are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties, plant and equipment. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

6.	Key sources of estimation uncertainty (continued)

(a)	Impairment of mineral properties, plant and equipment (continued)

In determining the recoverable amounts of the Company’s mineral properties, plant and equipment, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties using an appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mineral properties, plant and equipment.

(b)	Operating expenses and costing of work-in-progress inventory

In determining operating expenses recognized in the Consolidated Statements of Comprehensive Income, the Company’s management makes estimates of quantities of ore on stockpiles and in process and the recoverable gold and copper in this material to determine the cost of finished goods sold during the year. Changes in these estimates can result in a change in operating expenses in future periods and carrying amounts of inventories.

(c)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mineral property relate to reserves and resources that will be mined in a future operating period and therefore should be capitalized, the Company estimates whether it is probable the future economic benefit associated with the stripping activity will flow to the Company.

Where production stripping activity does not result in inventory produced, but does provide improved access to the ore body, the costs are deferred when the stripping activity meets the following: (1) it is probable the Company will be the future beneficiary of the stripping activity; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. Deferred stripping costs are capitalized to mineral properties, plant and equipment and are depreciated on a units of production basis.

(d)	Estimated recoverable copper pounds, gold ounces, and ore reserve tonnes

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable copper pounds, gold ounces, and ore reserve tonnes. Changes to estimates of recoverable copper pounds, gold ounces, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depletion rates and impairment analysis.

(e)	Trade Receivables

The value of copper concentrate trade receivables is based on the forward market price of copper as at the balance sheet date. Fluctuations in the underlying market price of copper can cause significant changes to the ultimate final settlement value of the receivables and the final revenue recorded can vary significantly as a result.

(f)	Classification of current and non-current portion of due from non-controlling interest

In determining the classification of current and non-current portion of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Bisha mining operation. Changes in metal price forecasts, estimated future costs of production, and estimated future capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

6.	Key sources of estimation uncertainty (continued)

(g)	Estimated mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

(h)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Forecasted income from operations is based on life of mine projections internally developed and reviewed by management.

Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(i)	Share-based payments

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

(j)	Contingencies

Due to the nature of the Company’s operations, various contingent matters may be unresolved as at the balance sheet date. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

7.	Cash and cash equivalents

	2013	2012
Cash	$42,224	$64,404
Cash equivalents	260,500	332,000
	$302,724	$396,404

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

7.	Cash and cash equivalents (continued)

Cash and cash equivalents deposited with financial institutions located outside of Africa at December 31, 2013, equal $298,776 (December 31, 2012 - $376,129).

8.	Accounts receivable and prepaids

	2013	2012
Trade receivables	$43,632	$4,736
Advances to vendors	11,672	20,808
Current portion of loan receivable	125	-
Prepaid expenses	1,435	1,829
Other receivables	316	497
	$57,180	$27,870

9.	Inventories

	2013	2012
Materials and supplies	$41,043	$36,950
Work-in-progress	13,318	6,368
Finished goods – Precious metals	-	2,546
Finished goods – Copper concentrate	13,504	-
Total inventory	$67,865	$45,864
Less: non-current portion of ore in stockpiles	(6,841)	-
Inventory recorded as a current asset	$61,024	$45,864

During the year ended December 31, 2013, an inventory obsolescence provision of $2,808 was recorded in relation to gold phase materials and supplies. The non-current portion of ore in stockpiles is not expected to be further processed in 2014 and consists of oxide ore and pyrite sand ore. Depreciation of $4,566 is included in work-in-progress and finished goods inventories at December 31, 2013 (December 31, 2012 – $1,526).

10.	Due from non-controlling interest

The non-controlling interest represents a 40% ownership in BMSC, held by the State owned Eritrean National Mining Corporation (ENAMCO).

In October 2007, the Company entered into an agreement with ENAMCO whereby the State increased its interest in BMSC by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%.

The amount receivable from ENAMCO mainly relates to the sale of the interest in BMSC. The receivable bears interest at US dollar LIBOR plus 4% and the receivable and interest is collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. Interest of $3,314 has been accrued on this receivable and recorded for the year ended December 31, 2013, as finance income (year ended December 31, 2012 - $3,677).

During the year ended December 31, 2012, the Company collected $34,223 of the purchase price receivable and $1,773 of related interest. The Company made no collections during the year ended December 31, 2013.

During 2013 the Company loaned $16,750 to ENAMCO. These funds are expected to be collected during the first half of 2014 and are recorded in the current portion of the due from non-controlling interest.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

10.	Due from non-controlling interest (continued)

	2013	2012
Current asset – due from non-controlling interest	$46,691	$-
Non-current asset – due from non-controlling interest	36,503	63,130
Due from non-controlling interest	$83,194	$63,130

	Equity (deficit) attributable to non-controlling interest	Due from (to) non-controlling interest
December 31, 2011	$110,048	$95,449

2012 activity:
Accrued interest on purchase price receivable	-	3,677
Principal and interest received by Nevsun from non-controlling interest	-	(35,996)
Share of income for the year	101,434	-
Distribution to non-controlling interest	(68,000)	-
December 31, 2012	143,482	63,130

2013 activity:
Accrued interest on purchase price receivable	-	2,948
Share of income for the year	16,397	-
Advances to non-controlling interest	-	16,750
Interest on advances to non-controlling interest	-	366
December 31, 2013	$159,879	$83,194

The following table presents the financial position and results of BMSC as at and for the years ended December 31, 2013, and 2012, respectively:

	2013	2012
Current assets	$152,522	$122,856
Non-current assets	332,870	333,604
Current liabilities	(32,232)	(59,039)
Non-current liabilities	(53,463)	(38,717)
Net assets	$399,697	$358,704
Net assets attributable to non-controlling interest	$159,879	$143,482

Revenue	$155,698	$566,039
Net income and comprehensive income	$40,993	$253,584
Net income and comprehensive income attributable to non-controlling interest	$16,397	$101,434
Net cash provided by operating activities	$25,702	$199,302
Net cash used in investing activities	(85,856)	(83,658)
Net cash provided by (used in) financing activities	33,250	(169,944)
Decrease in cash and cash equivalents	$(26,904)	$(54,300)

11.	Loan receivable

For the year ended December 31, 2013, the Company made a loan of $7,000 to a transport company for equipment that is used in the transport of copper concentrate from mine site to port within Eritrea. The loan is repayable in equal instalments over a five year period. A portion of the loan receivable has been recorded as a prepayment of an associated finance lease obligation related to the transport equipment. The loan bears interest at US LIBOR plus 4%.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

12.	Mineral properties, plant and equipment

Year ended December 31, 2013	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2012	$8,309	$87,255	$38,688	$268,242	$402,494
Additions	15,720	34,513	191	28,915	79,339
Disposals	-	-	-	(263)	(263)
Transfers	(9,251)	(116,019)	14,427	74,144	(36,699)
December 31, 2013	14,778	5,749	53,306	371,038	444,871
Accumulated depreciation
December 31, 2012	-	-	3,623	58,443	62,066
Charge for the year	-	-	2,816	22,722	25,538
Disposals	-	-	-	(57)	(57)
December 31, 2013	-	-	6,439	81,108	87,547
Net book value December 31, 2013	$14,778	$5,749	$46,867	$289,930	$357,324

Transfers of construction-in-progress for the year ended December 31, 2013, to mineral properties, plant and equipment are comprised as follows:

Copper construction-in-progress costs, cumulative to date:
Copper phase plant and equipment	$106,187
Copper phase pre-construction costs	4,656
Deferred stripping	5,176
Total copper phase costs incurred	116,019
Less:
Pre-commercial production sales	(112,916)
Pre-commercial production costs	76,217
79,320
Deferred stripping transferred to mineral properties	(5,176)
Transferred to plant and equipment	$74,144

Depreciation charges for the year ended December 31, 2013, were allocated as follows:

Total depreciation charges for the year	$25,538
Depreciation capitalized to copper phase pre-commercial costs during 2013	(8,223)
Depreciation remaining in pre-commercial production copper concentrate inventory	(842)
Depreciation recorded to post-commercial production inventory during 2013	(3,040)
Depreciation charged in administrative expenses	(48)
Depreciation charged to cost of sales	$13,385

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

12.	Mineral properties, plant and equipment (continued)

Year ended December 31, 2012	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2011	$8,158	$25,202	$29,630	$248,893	$311,883
Additions	11,263	62,053	-	17,323	90,639
Disposals	-	-	-	(28)	(28)
Transfers	(11,112)	-	9,058	2,054	-
December 31, 2012	8,309	87,255	38,688	268,242	402,494
Accumulated depreciation
December 31, 2011	-	-	1,818	30,459	32,277
Charge for the year	-	-	1,805	28,005	29,810
Disposals	-	-	-	(21)	(21)
December 31, 2012	-	-	3,623	58,443	62,066
Net book value December 31, 2012	$8,309	$87,255	$35,065	$209,799	$340,428

As at December 31, 2013, plant and equipment includes $4,532 (2012 - $nil) of capitalized pre-commercial production copper concentrate inventory, and finance leased assets with a net book value of $4,271 (2012 - $nil).

The Company’s properties are located in western Eritrea, a country located in north-eastern Africa. The mineral properties include the Bisha Mine, the Harena mining license and the Mogoraib River exploration license. The Bisha Mine consists of a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years. The Harena mining license is a 7.5 km², 10 year license that was conditionally granted, pending final approval of application materials by the Ministry of Energy and Mines of Eritrea. The Mogoraib River exploration license, renewed on January 20, 2014, now consists of 73.1km2, valid until July 2, 2014.

Mining commenced on the Harena mining license in the fourth quarter of 2012.

Commercial copper production was achieved on December 1, 2013, and construction-in-progress amounts related to the copper phase were transferred to the appropriate categories of mineral properties, plant and equipment. Depreciation of these assets commenced on a units of production basis at this time.

Costs classified as mineral properties represent historic acquisition, exploration, evaluation and development costs at the Bisha Mine and Harena mining license. Construction-in-progress at December 31, 2013, represents costs associated with tailings dam expansion and preliminary zinc phase planning.

13.	Accounts payable and accrued liabilities

	2013	2012
Trade accounts payable	$18,705	$5,675
Accrued royalties	4,629	4,964
Accrued liabilities	7,453	7,491
	$30,787	$18,130

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

14. Dividends

On November 15, 2013, the Company declared a dividend of $0.07 per share for shareholders of record on December 31, 2013, and paid $13,943 on January 15, 2014. On May 16, 2013, the Company declared a dividend of $0.07 per share for shareholders of record on June 28, 2013, and paid $13,930 on July 15, 2013. Subsequent to December 31, 2013, the Company declared a dividend of $0.035 per share for shareholders of record on March 31, 2014.

On November 15, 2012, the Company declared a dividend of $0.05 per share for shareholders of record on December 31, 2012, and paid $9,949 on January 15, 2013. Dividends of $9,976 were declared on May 15, 2012, and paid on July 16, 2012. Dividends of $10,013 were declared on November 21, 2011, and paid on January 16, 2012.

15.	Income taxes

(a)	Income tax expense

Income tax expense was recorded for income earned in the years ended December 31, 2013, and 2012.

	2013	2012
Current income tax expense	$(20,702)	$(149,532)
Deferred income tax expense	(9,484)	(4,517)
Income tax expense	$(30,186)	$(154,049)

(b)	Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s statutory tax rate is as follows:

	2013	2012
Income tax expense at statutory rate of 26.0% (2012 – 25.0%)	$(15,960)	$(100,186)
Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(8,063)	(52,431)
Benefit of tax losses not recognized	(2,753)	(2,007)
Non-deductible and other items	(3,410)	575
	$(30,186)	$(154,049)
(1)	The Eritrean statutory mining income tax rate is 38%.

The Company commenced payment of quarterly income tax instalments in Eritrea in the fourth quarter of 2011. During the year ended December 31, 2013, the Company paid $60,484 of income tax (year ended December 31, 2012 - $209,586).

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

(c)	Recognized deferred tax assets and liabilities

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	2013	2012
Deferred tax assets
Losses carried forward	$951	$1,766
Mineral properties, plant and equipment	-	259
	951	2,025
Deferred tax liabilities
Mineral properties, plant and equipment	(31,139)	(22,729)
	(31,139)	(22,729)
Net deferred tax liabilities	$(30,188)	$(20,704)

(d)	Unrecognized tax losses and tax assets

At December 31, 2013, the Company has available losses for income tax purposes in Canada totaling approximately $41,343 (2012 - $35,754) and losses carried forward in foreign jurisdictions of approximately $6,764 (2012 - $5,687) which, if not utilized to reduce income in future periods, expire through 2028. The benefits of these available tax losses and tax assets have not been recognized. Access to the losses carried forward in the future may be restricted.

Deferred tax assets have not been recognized in respect of the following items:

	2013	2012
Mineral properties, plant and equipment	$992	$953
Tax losses carried forward	11,464	9,576
	$12,456	$10,529

16.	Provision for mine closure and reclamation

	2013	2012
Balance, beginning of year	$18,013	$13,233
Accretion	882	612
Additional liability	4,719	4,168
Balance, end of year	$23,614	$18,013

The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha and Harena sites upon completion of mining. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and cost estimates prepared by a third party specialist.

During 2012 estimates prepared by the third-party specialist were updated to include the Harena mining license area as well as increases in cost estimates for certain reclamation activities. This report was updated as at December 31, 2013, to reflect additional disturbances incurred during the year. Management used a pre-tax discount rate of 4.63% and an inflation factor of 3.0% in preparing the Company’s provision for mine closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2013, the undiscounted inflation-adjusted liability for provision for mine closure and reclamation is estimated to be approximately $37,000 (December 31, 2012 – $29,600). The cash expenditures are expected to occur over a period of time extending several years after the projected closure of the Bisha and Harena sites.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

17.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	For the period March 26, 2012, to September 26, 2012, the Company carried out a common share repurchase program resulting in the repurchase of 1,732,600 common shares for a cost of $6,272.

(c)	Stock options

The Company’s ability to grant stock options under its former stock option plan (the Former Plan) expired April 27, 2012. A new stock option plan (the New Plan) was approved by shareholders at a Special Meeting on September 5, 2012. The Former Plan remains in existence until all outstanding options have been exercised, cancelled or otherwise expired.

In accordance with the Company’s intention to reduce the cost of an equity based plan to shareholders, the New Plan is more restrictive than the Former Plan in the number of shares which can be issued (maximum 6.75% of issued and outstanding shares, versus 10% in the Former Plan) and the length of time before expiry (5 years, versus 10 years in the Former Plan).

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between 6 and 24 months. During 2013, share-based payments costs were calculated using the following weighted average assumptions: expected life of option 3.3 years (2012 – 2.3 years), stock price volatility 59% (2012 – 64%), dividend yield 4.3% (2012 – 2.4%), and a risk-free interest rate yield of 1.3% (2012 – 1.0%). The fair value is particularly impacted by the Company’s stock price volatility.

The year ended December 31, 2013, includes $2,835 (2012 - $1,791) in share-based payment costs related to stock options, $2,825 (2012 - $740) of which were presented in administrative expenses and $10 (2012 – $1,051) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2011	8,828,200	$4.06
Granted	2,865,000	4.21
Exercised	(460,700)	2.96
Forfeited	(375,000)	5.82
Outstanding, December 31, 2012	10,857,500	4.08
Granted	2,006,000	3.44
Exercised as stock options	(325,000)	1.49
Exercised as stock appreciation rights	(250,000)	3.53
Forfeited	(1,150,000)	5.09
Outstanding, December 31, 2013	11,138,500	$3.95

Type	Range of exercise price (CAD)	Number of options	Average remaining life in years
Vested (exercisable)	$1.70	300,000	0.7
Vested (exercisable)	$3.14 - $4.81	5,917,500	2.0
Vested (exercisable)	$5.58 - $6.34	1,987,500	2.2
Unvested	$3.14 - $4.81	2,933,500	4.5
Total	$1.70 - $6.34	11,138,500	2.7

The weighted average share price of the Company on the dates options were exercised in 2013 was CAD $3.38 (2012 – CAD $5.31). The weighted average price of options exercisable at the end of the year was CAD $4.04 (December 31, 2012 – CAD $3.92). The majority of options vest over a service period of one to three years.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

17.	Share capital (continued)

(d)	Stock appreciation rights

In November 2012, 1,016,000 cash-settled SARs were granted with no attachment to stock options.

At December 31, 2013, $1,369 (December 31, 2012 - $1,804) was recorded in accounts payable and accrued liabilities to account for the liability associated with cash-settled SARs and SARs which may be settled in cash or equity at the option of the holder. The intrinsic value of vested SARs outstanding as at December 31, 2013, is $516.

During the year ended December 31, 2013, the Company recorded $352in administrative expenses related to changes in the fair value of the stock appreciation rights during the year (2012 – credit of $795).

(e)	Restricted and performance share units

In December 2013, 417,000 RSUs and 417,000 PSUs were granted. The RSUs vest in thirds, beginning one year after grant date, over a three year period and are settled in cash upon vesting. The PSUs vest after three years and are settled in cash upon vesting, with value based on share price performance, relative to a peer group. Both units are valued with reference to the Company’s current share price, with changes in value recognized in profit or loss.

At December 31, 2013, liabilities of $32 and $18 related to the RSUs and PSUs, respectively, were recorded in accounts payable and accrued liabilities, and during the year ended December 31, 2013, the Company recorded an expense of $50 to administrative expenses related to the RSUs and PSUs.

(f)	Shares reserved for issuance (fully diluted)

Number of shares
Issued and fully paid at December 31, 2013	199,307,802
Reserved for options and SARs (note 17(c)(d))	11,138,500
Shares reserved for issuance (fully diluted) at December 31, 2013	210,446,302

(g)	Earnings per share

The calculations of earnings per share is based on the following data:

	2013	2012
Net income attributable to Nevsun shareholders	$12,857	$145,262
Effect of dilutive securities:
Change in stock appreciation rights liability	(616)	(795)
Diluted net income attributable to Nevsun shareholders	$12,241	$144,467
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,147	199,664
Dilutive options and SARs	798	1,347
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	199,945	201,011
Earnings per share (in $’s)
Basic	$0.06	$0.73
Diluted	$0.06	$0.72

Basic earnings per share is computed by dividing the net income or net income attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of outstanding SARs and stock options in the weighted average number of common shares outstanding during the year, if dilutive.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

18.	Revenues

	2013	2012
Gold sales	$142,241	$535,945
Silver sales	13,457	30,094
Revenues	$155,698	$566,039

For the year ended December 31, 2013, the Company also recorded pre-commercial production copper sales of $112,916 (2012 - $nil). When offset by pre-commercial production operating costs of $61,673, depreciation and amortization of $8,223, and royalties of $6,321, the resultant net credit of $36,699 was offset against copper phase plant and equipment costs.

19.	Operating expenses

	2013	2012
Total operating expenses	$143,490	$103,349
Change in inventories	(18,969)	83
Capitalized copper pre-commercial production costs	(61,673)	-
	$62,848	$103,432

20.	Administrative expenses

	2013	2012
Salaries and employee benefits	$5,555	$3,566
Share-based payments	3,177	(55)
Business development	1,912	978
Other	3,893	3,772
	$14,537	$8,261

21.	Finance income

	2013	2012
Interest on due from non-controlling interest	$3,314	$3,677
Other	150	279
	$3,464	$3,956

22.	Finance costs

	2013	2012
Accretion of reclamation liability	$882	$612
Other	-	12
	$882	$624

23.	Commitments

As of December 31, 2013, the Company had the following contractual obligations:

	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$15,406	$15,406	$-	$-	$-
Mine closure and reclamation	37,000	280	1,400	945	34,375
Minimum operating lease payments	5,345	4,722	623	-	-
Total contractual obligations	$57,751	$20,408	$2,023	$945	$34,375

The Company has arranged an annually renewable environmental bond for the Bisha Project for $15,000 at a cost of 1% per annum.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

24.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa.

25.	Financial instruments and risk management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classified its financial instruments as follows: cash and cash equivalents and accounts receivable are classified as loans and receivables and measured at amortized cost; short-term investments as available-for-sale and measured at fair value; accounts payable and accrued liabilities as other financial liabilities and measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments:

credit risk, liquidity risk, and market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management procedures are established to identify and analyze the risks faced by the Company. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s financial risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables and its investment securities.

(i)	Cash equivalents

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(ii)	Accounts receivable

The Company’s accounts receivable are due primarily from the smelters and other customers to which the Company sells copper concentrate and have maximum settlement periods of approximately 120 days. Management does not expect these counterparties to fail to meet their obligations.

(iii)	Due from non-controlling interest

Due from non-controlling interest is collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. Management expects that Bisha Mine cash flow will be sufficient to allow collection from non-controlling interest.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

25.	Financial instruments and risk management (continued)

(iv)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. Cash and cash equivalents held by the Company have contractual maturities of less than 90 days. The maximum exposure to credit risk at the reporting date was:

	2013	2012
Cash and cash equivalents	$302,724	$396,404
Due from non-controlling interest	83,194	63,130
Accounts receivable	46,646	5,233
	$432,564	$464,767

The Company does not have accounts receivable that it considers impaired or otherwise uncollectible.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on hand to meet expected operational expenses including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The contractual financial liabilities of the Company as of December 31, 2013, equal $30,787 (December 31, 2012 - $18,130). The undiscounted cash flows of the liabilities are equal to their contractual amounts. All of the liabilities presented as accounts payable and accrued liabilities are due within ninety days of December 31, 2013.

(c)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i)	Currency risk

The Company’s functional currency is the United States dollar (USD). The Eritrean nakfa (ERN) is directly tied to the USD and, accordingly, is not a currency risk in terms of the functional currency. The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency. Historically the currency exposures are primarily to the Canadian dollar (CAD), South African rand (ZAR), Australian dollar (AUD), and Euro (EUR).

The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

25.	Financial instruments and risk management (continued)

(i)	Currency risk (continued)

	2013
	CAD	ZAR	AUD	EUR
Cash and cash equivalents	198	766	0	0
Accounts receivable	116	120	0	0
Payables and accruals	(2,278)	(2,292)	(220)	(135)
Net financial assets (liabilities)	(1,964)	(1,406)	(220)	(135)
USD foreign exchange rate	0.94	0.10	0.89	1.38
Balance sheet exposure in equivalent USD	(1,846)	(134)	(195)	(186)

	2012
	CAD	ZAR
Cash and cash equivalents	223	2,010
Accounts receivable	295	20,318
Payables and accruals	(2,662)	(2,066)
Net financial liabilities	(2,144)	20,262
USD foreign exchange rate	1.01	0.12
Balance sheet exposure in equivalent USD	(2,165)	2,392

Currency risk sensitivity analysis

A 10 percent strengthening of the US dollar against the above currencies at December 31 would have increased net income by the amounts shown below. A 10 percent weakening of the US dollar against the above currencies would have had an equal and opposite effect. This analysis assumes that all other variables, in particular interest rates, remain constant:

2013	Gain
CAD	$185
ZAR	13
AUD	19
EUR	19

2012	Gain (loss	)
CAD	$(217)
ZAR	239

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

(c)	Market risk (continued)

(ii)	Price risk

The Company is subject to price risk fluctuations in market prices of copper, gold, and silver, and the profitability of the Company’s operations is highly correlated to the market prices of these metals. Historically copper, gold, and silver prices have fluctuated widely and are affected by numerous factors outside the Company’s control.

The Company is subject to price risk from fluctuations in the market price of copper, gold, and silver for sales that have not yet settled as of the balance sheet date. The commodity price risk associated with financial instruments relates to changes in fair value caused by final pricing adjustments to receivables for these metals. A 10% change to the metals’ price, based on pricing adjustments at December 31, 2013, would result in a $12,890 change to pre-commercial production concentrate sales and receivables.

The Company has not hedged any of its concentrate sales. The quantity of copper, gold, and silver in accounts receivable as at December 31, 2013, for sales that have not yet settled is as follows:

	2013
	Quantity (000s pounds)	Market price per pound
Copper in accounts receivable	28,963	$3.35

	Quantity (ounces)	Market price per ounce
Gold in accounts receivable	13,383	$1,202
Silver in accounts receivable	803,778	$19.50

Sales of copper concentrate are recognized on a provisional pricing basis when risks and rewards, transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement.

(iii)	Interest rate risk

Interest rate risk arises on interest accruing on the due from non-controlling interest balance (note 10) and loan receivable.

(d)	Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

26.	Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital of the Company consists of equity attributable to Nevsun shareholders and amounts related to non-controlling interest.

The Company manages its capital structure and makes adjustments in light of the changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the Company’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

27.	Key management personnel compensation

Key management personnel compensation is as follows:

	2013	2012
Short-term employee benefits	$5,224	$3,515
Share-based payments	2,186	981
Total key management personnel compensation	$7,410	$4,496

28.	Related party transactions

Except for those transactions with the non-controlling interest disclosed in note 10, there were no material transactions with related parties during the years ended December 31, 2013, and 2012.

29.	Contingencies

Putative class action complaints

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012, and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the US Actions). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011, and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011, until February 6, 2012, and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends”, allegedly in violation of a disclosure duty under U.S. Regulation S-K, and the departure of certain senior executives at the Bisha Mine. On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. On September 27, 2013, the Court granted in part and denied in part the motion to dismiss. The parties thereafter agreed to suspend the litigation pending a settlement mediation of the case, in which the parties will seek to voluntarily resolve the case without further litigation. On October 22, 2013, the district court ordered that further legal proceedings would be suspended until February 28, 2014. A mediation was held on December 9, 2013, and the parties were unable to settle the case at that time. Thereafter, plaintiffs moved the court to lift the stay, and on February 4, 2014, the court granted the motion. Defendants filed their answer to the Complaint on February 28, 2014. A pre-trial conference is scheduled on April 10, 2014. The parties are continuing to discuss settlement of the U.S. case, as part of a global settlement of both the U.S. case and the Canadian case described below.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces; (ii) negligent misrepresentation; and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations. The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class. The Canadian Actions are expected to proceed more slowly than the US Actions, due to differences between US and Canadian procedural rules.

On October 2, 2013, the plaintiffs filed their motion for class certification and for leave to proceed with a claim under Part XXIII.1 of the Ontario Securities Act. The hearing of these motions has not yet been scheduled.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2013 and 2012

29.	Contingencies (continued)

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions, or the costs associated with the defense of the cases, which are subject to future rulings in the cases. The Company believes the allegations are without merit and will vigorously defend itself in these actions. The claims in the cases have been tendered for coverage under the Company’s directors and officers insurance policies. Management believes that the insurance available under such policies will be adequate to cover any costs incurred by the Company in connection with the defense of the cases.